UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             -----------------------

                              Brio Technology, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    109704106
                                 (CUSIP Number)

                                Thomas J. Murphy
                    c/o General Atlantic Service Corporation
                                3 Pickwick Plaza
                          Greenwich, Connecticut 06830
                            Tel. No.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                             -----------------------

                                 August 3, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

109704106                                                     Page 2 of 16 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Atlantic Partners, LLC

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          00

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        3,633,158
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          3,633,158

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,633,158

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13.8%

14        TYPE OF REPORTING PERSON

          OO

109704106                                                     Page 3 of 16 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Atlantic Partners 43, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          00

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        3,633,158
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          3,633,158

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,633,158

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13.8%

14        TYPE OF REPORTING PERSON

          PN

109704106                                                     Page 4 of 16 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Atlantic Partners 18, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          00

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        3,633,158
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          3,633,158

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,633,158

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13.8%

14        TYPE OF REPORTING PERSON

          PN

109704106                                                     Page 5 of 16 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GAP Coinvestment Partners, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          00

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        3,633,158
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          3,633,158

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,633,158

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13.8%

14        TYPE OF REPORTING PERSON

          PN

109704106                                                     Page 6 of 16 Pages

Item 1.  Security and Issuer.

         The title of the class of equity securities of Brio Technology, Inc., a Delaware corporation (the "Company"), to which this statement relates is the Company's Common Stock, par value $0.001 per share (the "Common Stock"). The address of the principal executive office of the Company is 3430 West Bayshore Road, Palo Alto, California 94303.

Item 2.  Identity and Background.

         This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The members of the group are General Atlantic Partners, LLC, a Delaware limited liability company ("GAP"), General Atlantic Partners 18, L.P., a Delaware limited partnership ("GAP 18"), General Atlantic Partners 43, L.P., a Delaware limited partnership ("GAP 43"), and GAP Coinvestment Partners, L.P., a New York limited partnership ("GAPCO" and, collectively with GAP, GAP 18 and GAP 43, the "Reporting Persons"), all of which are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. The general partner of each of GAP 18 and GAP 43 is GAP. The managing members of GAP are Steven A. Denning, Peter L. Bloom, J. Michael Cline, William E. Ford, William O. Grabe, David C. Hodgson and Franchon M. Smithson (collectively, the "GAP Managing Members"). The GAP Managing Members are also the general partners of GAPCO. The business address of each of the GAP Managing Members is 3 Pickwick Plaza, Greenwich, Connecticut 06830, and the present principal occupation or

109704106                                                     Page 7 of 16 Pages

employment of each of the GAP Managing Members is as a managing member of GAP. Each of the GAP Managing Members is a citizen of the United States.

         None of the Reporting Persons and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Pursuant to the Agreement and Plan of Merger, dated as of February 23, 1999 (the "Merger Agreement"), by and among the Company, Socrates Acquisition Corporation, a wholly-owned subsidiary of the Company ("Socrates"), and SQRIBE Technologies Corp., ("SQRIBE"), Socrates acquired SQRIBE in a merger transaction which closed on August 3, 1999. At the effective time of the merger on August 3, 1999, each of GAPCO and GAP 18 exchanged its shares of Series A Convertible Preferred Stock of SQRIBE for 205,080 and 1,868,452 shares of the Company's Common Stock, respectively, and each of GAPCO and GAP 43 exchanged its shares of Series B Convertible Preferred Stock of SQRIBE for 299,331 and 1,460,668 shares of the Company's Common Stock, respectively.

Item 4.  Purpose of Transaction.

         GAP 43, GAP 18 and GAPCO acquired the shares of Common Stock for investment purposes and the Reporting Persons hold shares of Common Stock for investment purposes. From time to time the Reporting Persons may acquire additional shares of Common

109704106                                                     Page 8 of 16 Pages

Stock or dispose of some or all of the shares of Common Stock owned by them. None of the Reporting Persons has any other plans which relate to or would result in any of the items listed in paragraphs (a) through (j) of Item 4.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the date hereof, GAP, GAP 18, GAP 43 and GAPCO each own of record no shares of Common Stock, 1,920,394 shares of Common Stock, 1,246,534 shares of Common Stock and 466,230 shares of Common Stock, respectively, or 0%, 7.3%, 4.7% and 1.8%, respectively, of the Company's issued and outstanding shares of Common Stock.

         By virtue of the fact that the GAP Managing Members are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO, and that GAP is the general partner of GAP 18 and GAP 43, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each owns of record. Accordingly, as of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 3,633,158 shares of Common Stock or 13.8% of the Company's issued and outstanding shares of Common Stock.

         (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 3,633,158 shares of Common Stock that may be deemed to be owned beneficially by each of them.

         (c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons

109704106                                                     Page 9 of 16 Pages

named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

         (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

         (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Issuer.

         As noted above, the GAP Managing Members are authorized and empowered to vote and dispose of the securities held by GAPCO, and GAP is authorized and empowered to vote and dispose of the securities held by GAP 18 and GAP 43. Accordingly, GAP and the GAP Managing Members may, from time, consult among themselves and coordinate the voting and disposition of the Company's shares of Common Stock as well as such other action taken on behalf of the Reporting Persons with respect to the Company's shares of Common Stock as they deem to be in the collective interest of the Reporting Persons.

         Pursuant to the Voting Agreement, dated February 23, 1999 (the "Voting Agreement"), between the Company, GAP 18, GAP 43, GAPCO and certain other stockholders of SQRIBE, each of GAP 18, GAP 43 and GAPCO agreed to, among other things, vote in favor of the approval of the Merger Agreement at every meeting of the stockholders of SQRIBE called, and on every action or approval by written consent of the stockholders of SQRIBE, with respect thereto.

         In addition, pursuant to the Affiliates Agreement entered into as of February 23, 1999 (the "Affiliates Agreement") among the Company, GAP 18, GAP 43,

109704106                                                    Page 10 of 16 Pages

GAPCO and certain other stockholders of SQRIBE, each of GAP 18, GAP 43 and GAPCO agreed not to, among other things, (a) sell, exchange, transfer, pledge, dispose of or otherwise reduce its risk relative to its shares of Common Stock until such time after the effective time of the Merger as financial results covering at least 30 days of the combined operations of the Company and SQRIBE after the effective time of the Merger have been filed by the Company with the Securities and Exchange Commission or published by the Company in an Annual Report on Form 10-K, a Quarterly Report on Form 10-Q, a Current Report on Form 8-K, a quarterly earnings report, a press release or other public issuance that includes combined sales and income of the Company and SQRIBE and (b) sell, exchange, transfer, pledge, dispose of or otherwise reduce its risk relative to its shares of Common Stock.

         Each of the Voting Agreement and the Affiliates Agreement is incorporated herein by reference to the Company's Preliminary Proxy Statement pursuant to Section 14(A) of the Exchange Act, filed with the Securities and Exchange Commission on March 29, 1999.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2: Power of Attorney dated December 30, 1998 appointing Thomas J. Murphy
           Attorney-In-Fact for GAP.

Exhibit 3: Power of Attorney dated December 30, 1998 appointing Thomas J. Murphy
           Attorney-In-Fact for GAPCO.

109704106                                                    Page 11 of 16 Pages


Incorporated by                  Affiliates Agreement
reference to the
Company's
Preliminary Proxy
Statement pursuant to
Section 14(A) of the
Exchange Act, filed
with the Commission
on March 29, 1999.

Incorporated by                  Voting Agreement
reference to the
Company's
Preliminary Proxy
Statement pursuant to
Section 14(A) of the
Exchange Act, filed
with the Commission
on March 29, 1999.

109704106                                                    Page 12 of 16 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of August 13, 1999.

                                    GENERAL ATLANTIC PARTNERS, LLC

                                    By: /s/ Thomas J. Murphy
                                        --------------------
                                        Name:  Thomas J. Murphy
                                        Title: Attorney-In-Fact


                                    GENERAL ATLANTIC PARTNERS 18, L.P.

                                    By: General Atlantic Partners, LLC,
                                        Its general partner

                                    By: /s/ Thomas J. Murphy
                                        --------------------
                                        Name:  Thomas J. Murphy
                                        Title: Attorney-In-Fact


                                    GENERAL ATLANTIC PARTNERS 43, L.P.

                                    By: General Atlantic Partners, LLC,
                                        Its general partner

                                    By: /s/ Thomas J. Murphy
                                        --------------------
                                        Name:  Thomas J. Murphy
                                        Title: Attorney-In-Fact


                                    GAP COINVESTMENT PARTNERS, L.P.

                                    By: /s/ Thomas J. Murphy
                                        --------------------
                                        Name:  Thomas J. Murphy
                                        Title: Attorney-In-Fact